Exhibit 99.1

CHINA MING YANG WIND POWER GROUP LIMITED

REPORTS FOURTH QUARTER AND FISCAL YEAR 2010 RESULTS

ZHONGSHAN, CHINA, March 9, 2011 — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter 2010 Financial Highlights

•	Total wind turbine generators (“WTGs”) commissioned reached a historical high of 253 units of 1.5 MW WTGs, or 379.5 MW, representing increases of 5.9% over Q3 2010 and 462.2% over Q4 2009.

•	Total revenue was RMB1,713.3 million (US$259.6 million), representing increases of 15.3% over Q3 2010 and 403.9% over Q4 2009.

•

Gross profit was RMB382.9 million (US$58.0 million), representing increases of 54.0% over Q3 2010 and 818.2% over Q4 2009. Gross margin for the fourth quarter was 22.3% compared to 16.7% in Q3 2010 and 12.3% in Q4 2009.

•	Total comprehensive income for the period was RMB212.2 million (US$32.2 million), an increase of 19.7% over Q3 2010. We incurred comprehensive loss in Q4 2009.

•

Basic and diluted earnings per ordinary share were RMB1.83 (US$0.28) compared to basic and diluted earnings per ordinary share of RMB1.70 for Q3 2010 and basic and diluted loss per ordinary share of RMB0.90 for Q4 2009.

Full Year 2010 Financial Highlights

•	Total WTGs commissioned were 802 units, or 1,203.0 MW, representing an increase of 427.6% over 2009.

•	Total revenue was RMB5,517.8 million (US$836.0 million), an increase of 370.5% over 2009.

•	Gross profit was RMB1,087.4 million (US$164.8 million), an increase of 1330.8% over 2009. Gross margin for the full year 2010 was 19.7% compared to 6.5% in 2009.

•	Total comprehensive income for the year was RMB690.0 million (US$104.5 million), compared with a total comprehensive loss of RMB223.1 million in 2009.

•	Basic and diluted earnings per ordinary share were RMB6.61 (US$1.00) compared to basic and diluted loss per ordinary share of RMB2.21 in 2009.

Mr. Chuanwei Zhang, Chairman and CEO of Ming Yang, commented: “I am extremely pleased with our continued strong performance in the fourth quarter. We recognized revenues from 253 units of 1.5 MW WTGs in the quarter. While pricing across the industry continues to be challenging, we worked hard to reduce costs and successfully increased our gross margin to 22.3% for the quarter. In addition, our order backlog provides us with great confidence that we are on track to fulfill our expected sales targets for 2011.”

“Looking ahead, we have kicked off an optimization program for our 1.5 MW WTG to further customize these to our customers’ requirements and to streamline our production processes,” Mr. Zhang continued. “At the same time, we intend to focus on five key strategies: (i) leverage our innovative SCD WTGs’ competitive advantages in cost and technology in the rapidly growing offshore wind market in China; (ii) promote innovative business models such as EPC and BOT projects to enhance our service offerings to our customers and extend our value chain participation; (iii) further integrate our upstream capabilities through acquisitions; (iv) explore inland on-shore wind resources in western China with our integrated wind/solar hybrid projects; and (v) develop overseas opportunities with a focus on the North American market.”

Mr. Zhang concluded, “The China wind power market continues to enjoy rapid growth. We strongly believe that we are well-positioned to leverage advantages across our technology, engineering skills and robust business model to execute our strategies and grow market share in this exciting industry.”

Fourth Quarter 2010 Unaudited Financial Results

Total Revenue

Total revenue in the fourth quarter of 2010 was RMB1,713.3 million (US$259.6 million), representing increases of 15.3% from RMB1,486.0 million in the third quarter of 2010 and 403.9% from RMB340.0 million in the corresponding period in 2009. This increase in revenue was primarily due to a higher number of WTGs for which revenue was recognized this quarter. The Company commissioned 253 units of 1.5 MW WTGs in the fourth quarter of 2010, compared to 239 units of 1.5MW WTGs in the third quarter of 2010 and 45 units of 1.5 MW WTGs for the corresponding period in 2009.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2010 was RMB382.9 million (US$58.0 million), representing increases of 54.0% from RMB248.7million in the third quarter of 2010 and 818.2% from RMB41.7 million for the corresponding period in 2009. This increase was primarily due to increased number of WTGs delivered and commissioned. Gross margin was 22.3% in the fourth quarter of 2010, compared to 16.7% in the third quarter of 2010 and 12.3% for the corresponding period in 2009. This increase was primarily due to a significant decrease in average WTGs production cost while recognizing revenue from a favorable mix of old and new projects.

Selling and Distribution Expenses

Selling and distribution expenses were RMB64.5 million (US$9.8 million) for the fourth quarter of 2010, compared to RMB29.7 million in the third quarter of 2010 and RMB35.8 million for the corresponding period of 2009, representing increases of 117.2% and 80.2%, respectively. This increase was mainly due to share-based compensation expenses of RMB5.2million (US$0.8 million), and an increase in transportation costs as a result of the higher volume of WTGs shipments this quarter.

Administrative Expenses

Administrative expenses were RMB60.2 million (US$9.1 million) for the fourth quarter of 2010, compared to RMB45.1 million in the third quarter of 2010 and RMB24.8 million for the corresponding period of 2009, representing increases of 33.5% and 142.7%, respectively. This increase was primarily due to RMB7.4 million (US$1.1 million) in professional fees related to the Company’s initial public offering (“IPO”) in October 2010 and RMB22.8 million (US$3.4 million) in shared-based compensation expense.

Research and Development Expenses

Research and development expenses were RMB13.6 million (US$2.1 million) for the fourth quarter of 2010, compared to RMB6.2 million in the third quarter of 2010, representing an increase of 119.4% primarily due to intensive capital investment needed for the development phase of WTGs that can operate in extreme temperatures and at high altitudes and RMB 6.0 million (US$0.9million) in share-based compensation expense. This also compares to RMB30.3 million for the fourth quarter of 2009, representing a 55.1% decrease primarily due to early stage development expenses relating to the 2.5/3.0MW SCD wind turbine prototype in the fourth quarter of 2009.

Net Finance Expenses/Income

Net finance expense was RMB1.3 million (US$0.2 million) for the fourth quarter of 2010, compared to a net finance income RMB9.4 million in the third quarter of 2010 and net finance expense of RMB13.8 million in the corresponding period of 2009. Interest income for the period increased significantly primarily due to interest from IPO proceeds received in October 2010.

Total Comprehensive Income for the Period and Earnings per Share

Total comprehensive income for the fourth quarter of 2010 was RMB212.2 million (US$32.2 million), compared to RMB177.4 million for the third quarter of 2010, representing an increase of 19.6%. We incurred a loss of RMB90.0 million for the corresponding period of 2009.

For the fourth quarter of 2010, basic and diluted earnings per ordinary share were RMB1.83 (US$0.28) compared to basic and diluted earnings per ordinary share of RMB1.70 for the third quarter of 2010 and basic loss per ordinary share of RMB0.90 for the same period in 2009.

Full Year 2010 Unaudited Financial Results

Total Revenue

Total revenue in 2010 was RMB5,517.8 million (US$836.0 million), an increase of 370.5% from RMB1,172.7 million in 2009, due to a significantly higher number of WTGs being commissioned in the year.

Gross Profit and Gross Margin

Gross profit in 2010 was RMB1,087.4 million (US$164.8 million), an increase of 1,330.8% from RMB76.0 million in 2009. Gross margin for the year 2010 was 19.7% compared to 6.5% in 2009, due to the fact that the company was able to realize benefits of economies of scale, lower material procurement costs through domestic sourcing, as well as product optimization and improved production processes.

Selling and Distribution Expenses

Selling and distribution expenses in 2010 were RMB149.2 million (US$22.6 million), compared to RMB90.9 million in 2009, primarily due to increased transportation costs of delivering a higher number of WTGs in 2010, as well as share-based compensation expenses incurred in the fourth quarter of 2010.

Administrative Expenses

Administrative expenses in 2010 were RMB150.8 million (US$22.8 million), compared to RMB67.5 million in 2009, primarily due to listing expenses of RMB34.0 million (US$5.2 million) for the year.

Research and Development Expenses

Research and development expenses in 2010 were RMB43.1 million (US$6.5 million), compared to RMB52.8 million in 2009, primarily due to a decrease in early stage development expenses relating to the 2.5/3.0MW SCD wind turbine prototype.

Net Finance Expenses

Net finance expenses in 2010 was RMB35.1 million (US$5.3 million), compared to net finance expense of RMB49.6 million in 2009, primarily due to interest income on IPO proceeds which were received in October 2010.

Total Comprehensive Income for the Year and Earnings per Share

Total comprehensive income for the year 2010 was RMB690.0 million (US$104.6 million), compared to a loss for the year 2009 of RMB223.1 million.

For the full year 2010, basic and diluted earnings per ordinary share were RMB6.61 (US$1.00) compared to basic and diluted loss per ordinary share of RMB 2.21 for the year 2009.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.6000 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2010. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Business Update

Bids Won During Fourth Quarter 2010

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In November 2010, Ming Yang signed a cooperation intention agreement with a leading China-based independent power producer (“IPP”) relating to up to approximately 200MW of wind turbines for an offshore wind project in tidal flat areas located in Beibu Gulf area of China. Under the terms of the cooperation intention agreement, Ming Yang would provide 2.5/3.0MW SCD offshore wind turbines to the project while the IPP would be responsible for wind farm development.

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In December 2010, Ming Yang officially won a bid for a total of 200MW of its 2.5/3.0MW SCD WTGs for a government authorized wind farm project in the Hami area, Xinjiang Uygur Autonomous Region, China. Ming Yang will co-develop this wind power project with Xinjiang Huaran Oriental New Energy Co. Ltd, a leading China-based independent power producer. which comprises one-tenth of the total 2,000 MW capacity available in the Xinjiang Hami wind power projects. Ming Yang’s winning bid is equivalent to 67 units of 2.5/3.0MW SCD WTGs with an awarded total contract value of approximately RMB824 million.

Bids Won Subsequent to 2010

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In January 2011, Ming Yang won a total of 1.1GW new bids, including 200MW for its 2.5/3.0MW SCD WTGs in both onshore and offshore tenders. Ming Yang’s winning bids accounted for over 20% of the total amount tendered. Over 75% of Ming Yang’s newly won bids were from the top five national wind farm operators.

Order Book Update

In the fourth quarter, Ming Yang entered into sale contracts for 160 units of 1.5 MW WTGs and 16 units of 3.0MW SCD WTGs, which increased the Company’s order backlog to 1,288 units, consisting of 1,237 units of 1.5MW WTGs and 51 units of SCD WTGs. Cumulative signed orders since inception amounted to 2,258 units, consisting of 2,207 units of 1.5MW WTGs and 51 units of SCD WTGs, as of December 31, 2010. In addition, the number of orders awarded but yet to be signed amounted to 595 units, including 67 units of SCD WTGs, as of December 31, 2010.

SCD Update

SCD Prototype

•	The Company’s first SCD 3.0 MW prototype was connected to the grid and has undergone trial operations in Rudong. Test results have complied with design standards.

•	The Company’s second SCD 3.0 MW prototype was delivered and installed in Xinjiang in November, 2010 and is being prepared for commissioning.

•	The initial design of the Company’s SCD 5.0/6.0 MW WTGs and blade has been finalized and components for a prototype have been ordered.

SCD Small Batch Production

•	During the first quarter of 2011 the procurement of major components for an initial batch of 18 SCD WTGs were secured, and the components arrived on schedule.

•	During the first quarter of 2011 the Zhongshan manufacturing facility also established a new manufacturing line to assemble generators for SCD WTGs.

•	During the first quarter of 2011 the Tianjin manufacturing facility began to ramp up its small batch SCD production capacity. The testing stands for complete units have been installed and tested.

The Company expects the first batch of SCD WTGs to be delivered commercially in Q2 2011.

Business Outlook for Full Year 2011

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company reiterates its target to achieve revenue recognition of an estimated 1,400 units of 1.5MW WTGs and 100 units of 3.0MW SCD WTGs in 2011.

Financial Information

The preliminary unaudited consolidated statements of comprehensive income and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRS. This preliminary financial information is not intended to fully comply with IFRS because it does not present all of the financial information and disclosures required by IFRS.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,”“goal,”“strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Wednesday, March 9, at 8:00 a.m. Eastern Time (Wednesday, March 9 at 9:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States toll-free:	+1.866.713.8395
International:	+1.617.597.5309
North China toll-free:	10.800.152.1490
South China toll-free:	10.800.130.0399
China toll free /Netcom:	10.800.852.1490
Hong Kong:	+852.3002.1672

Please ask to be connected to Q4 2010 China Ming Yang Wind Power Group Earnings Conference Call and provide the following passcode: 75310640.

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s web site at www.mywind.com.cn

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1.888.286.8010
International:	+1.617.801.6888

The passcode for replay participants is: 55822080. The telephone replay also will be archived on the “Investor Relations” section of the company’s web site for seven days following the earnings announcement.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity in 2009. For further information, please visit the Company’s website: ir.mywind.com.cn

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Calvin Lau

Phone: + 86 760 2813 8898

Email: calvin.lau@mywind.com.cn

http://ir.mywind.com.cn

Brunswick Group

New York Cindy Zheng Phone: + 1 212 333 3810 Email: mingyang@brunswickgroup.com	Hong Kong Joseph Lo Phone: + 852 3512 5000 Email: mingyang@brunswickgroup.com

Hong Kong Tong Zhao Phone: + 852 3512 5000 Email: mingyang@brunswickgroup.com	Hong Kong Xiaoxiao Nina Zhan Phone: + 852 3512 5000 Email: mingyang@brunswickgroup.com

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Year ended December 31			Three months ended December 31
	2009	2010	2010	2009	2010	2010
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Revenue	1,172,692	5,517,837	836,036	339,968	1,713,264	259,585
Cost of sales	(1,096,724)	(4,430,472)	(671,284)	(298,246)	(1,330,361)	(201,570)

Gross profit	75,968	1,087,365	164,752	41,722	382,903	58,015
Other Income	268	18,165	2,752	68	1,432	217
Selling and distribution expenses	(90,862)	(149,152)	(22,599)	(35,836)	(64,508)	(9,774)
Administrative expenses	(67,475)	(150,775)	(22,845)	(24,778)	(60,199)	(9,121)
Research and development expenses	(52,789)	(43,061)	(6,524)	(30,280)	(13,623)	(2,064)

(Loss)/profit from operations	(134,890)	762,542	115,536	(49,104)	246,005	37,273
Finance income	4,092	13,489	2,044	1,642	8,261	1,252
Finance expenses	(53,669)	(48,589)	(7,362)	(15,409)	(9,591)	(1,453)
Share of (loss)/profit of associates, net of income expense	(154)	2,616	396	(3)	4,365	661

(Loss)/profit before taxation	(184,621)	730,058	110,614	(62,874)	249,040	37,733
Income tax expense	(38,495)	(20,870)	(3,162)	(27,082)	(17,668)	(2,677)

(Loss)/profit for the year/ period	(223,116)	709,188	107,452	(89,956)	231,372	35,056

Other comprehensive loss
Foreign currency translation differences – foreign operation	—	(19,156)	(2,902)	—	(19,156)	(2,902)

Total comprehensive (loss)/income for the year/period	(223,116)	690,032	104,550	(89,956)	212,216	32,154

(Loss)/profit attributable to:
Shareholders of the Company	(221,313)	702,135	106,384	(89,646)	228,929	34,686
Non-controlling interest	(1,803)	7,053	1,068	(310)	2,443	370

	(223,116)	709,188	107,452	(89,956)	231,372	35,056

Total comprehensive (loss)/income attributable to:
Shareholders of the Company	(221,313)	682,979	103,482	(89,646)	209,773	31,784
Non-controlling interest	(1,803)	7,053	1,068	(310)	2,443	370

	(223,116)	690,032	104,550	(89,956)	212,216	32,154

Basic and diluted (loss)/earnings per share (1)	(2.21)	6.61	1.00	(0.90)	1.83	0.28

(1):	The calculation of the basic earnings per share is based on the profit attributable to the shareholders of the Company and the weighted average of ordinary shares in issue during the relevant period.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(AMOUNTS EXPRESSED IN THOUSANDS)

	As of	As of	As of	As of
	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2010
	RMB’000	RMB’000	RMB’000	USD’000
Assets
Non-current assets
Property, plant and equipment	152,455	256,725	351,312	53,229
Intangible assets	22,241	89,153	86,334	13,081
Lease prepayments	16,113	32,836	66,342	10,052
Investment in associates	28,846	27,097	41,362	6,268
Trade and other receivables	57,461	136,498	231,003	35,000
Prepayments	51,484	28,965	16,495	2,499
Deferred tax assets	2,820	41,311	77,366	11,722

Total non-current assets	331,420	612,585	870,214	131,851

Current assets
Held-to-maturity securities	42,000	—	—	—
Inventories	1,972,993	1,576,046	1,895,205	287,152
Trade and other receivables	1,627,025	2,052,875	2,895,802	438,758
Prepayments	123,370	282,206	201,141	30,476
Other current assets	—	3,735	11,444	1,734
Pledged bank deposits	145,995	69,377	131,967	19,995
Cash and cash equivalents	722,233	610,845	2,485,972	376,662

Total current assets	4,633,616	4,595,084	7,621,531	1,154,777

Total assets	4,965,036	5,207,669	8,491,745	1,286,628

Equity
Issued share capital	—	682	850	129
Capital reserve	1,288,756	1,326,472	3,514,932	532,565
Translation reserve	—	—	(19,156)	(2,902)
Accumulated losses	(741,417)	(268,211)	(39,282)	(5,952)

Total equity attributable to Shareholders of the Company	547,339	1,058,943	3,457,344	523,840

Non-controlling interest	29,450	58,133	69,853	10,584

Total Equity	576,789	1,117,076	3,527,197	534,424

Liabilities
Non-current liabilities
Deferred tax liabilities	1,647	2,696	—	—
Provisions	19,154	73,197	112,726	17,080
Trade payables	20,140	38,330	38,525	5,837
Deferred income	3,723	108,422	115,468	17,495

Total non-current liabilities	44,664	222,645	266,719	40,412

Current liabilities
Trade and other payables	2,203,118	3,041,828	3,632,542	550,385
Short-term bank loans	181,673	308,814	480,000	72,727
Income tax payable	33,748	30,218	43,506	6,592
Provisions	22,364	86,790	98,391	14,908
Deferred income	3,054	6,909	11,381	1,724
Deferred revenue	1,899,626	393,389	432,009	65,456

Total current liabilities	4,343,583	3,867,948	4,697,829	711,792

Total liabilities	4,388,247	4,090,593	4,964,548	752,204

Total equity and liabilities	4,965,036	5,207,669	8,491,745	1,286,628